                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 2

                            DATED SEPTEMBER 30, 2005

                                       TO

                                    FORM T-3

                               DATED JUNE 8, 2005

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                                Loral Orion, Inc.
                               (Name of applicant)

                                600 Third Avenue
                            New York, New York 10016
                    (Address of principal executive offices)

                   SECURITIES TO BE ISSUED UNDER THE INDENTURE
                                 TO BE QUALIFIED

     TITLE OF CLASS                                           AMOUNT
     --------------                                           ------
  14% Senior Secured                              $126,000,000 aggregate initial
Cash/PIK Notes due 2015                                  principal amount

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
On, or as soon as practicable after, the Effective Date of the Company's Plan of Reorganization.

NAME AND ADDRESS OF AGENT FOR SERVICE:                    WITH A COPY TO:

            Avi Katz, Esq.                              Bruce R. Kraus, Esq.
     Vice President and Secretary                   Willkie Farr & Gallagher LLP
           Loral Orion, Inc.                             787 Seventh Avenue
           600 Third Avenue                              New York, NY 10019
       New York, New York 10016                            (212) 728-8237
            (212) 338-5340

     The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the obligor.

                                     GENERAL

1.   GENERAL INFORMATION. Furnish the following as to the applicant:

     (a) Form of organization. Loral Orion, Inc. (the "Company") is a corporation. On or prior to the effective date of the Plan described below (the "Effective Date"), the name of the Company will be changed to Loral Skynet Corporation.

     (b) State or other sovereign power under the laws of which organized. The Company is organized under the laws of the State of Delaware.

2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 (the "1933 Act") is not required.

     On July 15, 2003, Loral Space & Communications Ltd. ("Ltd.") and its debtor subsidiaries, including the Company, filed a petition for relief under Chapter 11 ("Chapter 11") of the Bankruptcy Reform Act of 1978, as amended, Title 11, United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). Since that time, Ltd. and its debtor subsidiaries, including the Company, have continued to operate their businesses as debtors in possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code.

     The Fourth Amended Joint Plan of Reorganization, dated June 3, 2005 (as it may be altered, amended or modified from time to time, the "Plan") of Ltd. and certain of its debtor subsidiaries, including the Company (together, the "Debtors"), provides for, among other things, the reorganization of the Debtors under Chapter 11 and the satisfaction and discharge of various prepetition claims against the Debtors. Capitalized terms used herein without definition are used as defined in the Plan.

     Under the Plan, the holders of allowed Orion General Unsecured Claims will receive New Loral Common Stock, the Company's Series A 12% Non-Convertible Preferred Stock, and the right to subscribe for and purchase their pro rata share of the Company's 14% Senior Secured Cash/PIK Notes due 2015 (the "Notes") in a rights offering. Two holders of Orion General Unsecured Claims who are "qualified institutional buyers" (as defined in Rule 144A of the Securities Act of 1933, as amended (the "Securities Act")) with representation on the official committee of unsecured creditors (the "Backstop Purchasers") have agreed, in return for a fee payable in the form of $6,000,000 of principal amount of the Notes, to purchase any Notes not subscribed for in the rights offering. The Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the "Indenture").

     Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under the Securities Act, if three principal requirements are satisfied: (a) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (b) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor;

and (c) the securities must be issued entirely in exchange for the recipient's claim against or interest in the debtor, or principally in such exchange and partly for cash or property.

     The Orion General Unsecured Claims total approximately $738,700,000 and will receive a distribution valued at approximately $410,000,000, an amount which exceeds the $120,000,000 to be received upon issuance of the Notes. Accordingly, the Company believes that the Notes and related guaranties are being offered under the Plan principally in exchange for Orion General Unsecured Claims, the requirements of Section 1145(a)(1) of the Bankruptcy Code are satisfied and the offering is exempt from registration under the Securities Act. The Debtors believe that the offering to the Backstop Purchasers will be exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act or otherwise, and pursuant to equivalent exemptions under state securities laws.

                                  AFFILIATIONS

3. AFFILIATES. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

     The Company is currently a wholly-owned indirect subsidiary of Loral Space & Communications Ltd., a Bermuda company, the common stock of which is registered under Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"). A list of the Company's current affiliates is set forth on Annex I.

     On the Effective Date of the Plan, a new holding company, Loral Space & Communications Inc., a Delaware corporation ("New Loral"), will acquire all of the outstanding capital stock of Loral Space & Communications Holdings Corporation, which, in turn will own all of the outstanding common stock of the Company and of Space Systems/Loral, Inc., a Delaware corporation. The Plan provides for the Company to issue its Notes to the holders of Orion General Unsecured Claims that participate in the rights offering.

     On or prior to the Effective Date, the Company will change its corporate name to "Loral Skynet Corporation" and adopt the amended and restated certificate of incorporation and bylaws previously circulated as part of the disclosures contained in the Plan Supplement. The Plan provides that Ltd. will transfer all of its assets to New Loral and its subsidiaries, and that Ltd. will subsequently be dissolved. On the Effective Date, the Company will acquire the shares of certain subsidiaries currently owned directly or indirectly by Ltd. A list of entities that are presently expected to be affiliates of the Company on the Effective Date is set forth on Annex II. As of the date of this application, it is expected that certain of the Company's affiliates will be merged with one another on or before the Effective Date of the Plan.

     See Item 5 for the names, addresses and amounts of stock owned by Ltd.'s major stockholders after implementation of the Plan, each of which may be deemed to be an affiliate of the Company by virtue of its stock ownership.

     See Item 4 for the names and addresses of the current directors and executive officers of the Company, each of whom may be deemed to be an affiliate of the Company by virtue of his or her position. None of the current directors or executive officers owns any outstanding voting securities of the Company.

                             MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

The following table sets forth the names, offices and mailing addresses of all current directors and executive officers of the Company.

        NAME                                     OFFICE                               MAILING ADDRESS
        ----                                     ------                               ---------------
Bernard L. Schwartz   Chairman of the Board and Chief Executive Officer; Director   600 Third Avenue
                                                                                    New York, NY  10016

Richard J. Townsend   Executive Vice President and Chief Financial Officer          600 Third Avenue
                                                                                    New York, NY  10016

Eric J. Zahler        Executive Vice President; Director                            600 Third Avenue
                                                                                    New York, NY  10016

Avi Katz              Vice President and Secretary; Director                        600 Third Avenue
                                                                                    New York, NY  10016

Richard Mastoloni     Vice President and Treasurer                                  600 Third Avenue
                                                                                    New York, NY  10016

Harvey B. Rein        Vice President and Controller                                 600 Third Avenue
                                                                                    New York, NY  10016

George Baker          Director                                                      2500 North Lake View
                                                                                    Apt. 1102
                                                                                    Chicago, IL 60614

Daniel Hirsch         Director                                                      85 East End Avenue
                                                                                    Apartment #11F
                                                                                    New York, NY 10028

     The Plan provides that, after the Effective Date, the Board of Directors of New Loral will be composed of nine directors as follows:

-    five directors to be designated by the Creditors' Committee;

-    New Loral's Chief Executive Officer and its Vice Chairman; and

-    two directors designated by the Chief Executive Officer.

     The Plan further provides that the Board of Directors of the Company will be identical to the board of directors of New Loral for so long as the Company is a wholly-owned subsidiary of New Loral.

     As of the date of this Application, the following individuals have been nominated for director positions:

          - Bernard L. Schwartz, New Loral's Chief Executive Officer and Chairman of the Board;

          -    Michael B. Targoff, New Loral's Vice Chairman of the Board;

          -    Robert B. Hodes, a designee of New Loral's Chief Executive
               Officer;

          -    Arthur L. Simon, a designee of New Loral's Chief Executive
               Officer;

          -    Mark H. Rachesky, a designee of the Creditors' Committee;

          -    Hal Goldstein, a designee of the Creditors' Committee;

          -    Sai S. Devabhaktuni, a designee of the Creditors' Committee;

          -    Dean Olmstead, a designee of the Creditors' Committee; and

          -    John D. Harkey, Jr., a designee of the Creditors' Committee.

     The initial Board of Directors of the reorganized Company will serve until the first annual meeting of the shareholders of the Company. Thereafter, the Board of Directors of the reorganized Company will be elected in accordance with the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and applicable nonbankruptcy law. As long as the Company is a wholly-owned subsidiary of New Loral, the individuals comprising the Board of Directors of the Company will be the same individuals comprising the Board of Directors of New Loral.

     After the Effective Date, the Board of Directors will have the authority to appoint the executive officers of the Company in addition to, or in place of, the executive officers listed above. The Company shall not have any obligation to update this application for qualification to reflect any such appointments or replacements made after the date thereof.

5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning ten percent or more of the voting securities of the applicant.

                                                 PERCENTAGE OF
          NAME AND                TITLE OF     VOTING SECURITIES
  COMPLETE MAILING ADDRESS      CLASS OWNED          OWNED
  ------------------------      -----------    -----------------
Loral Space & Communications   Common Stock,        100%(1)
Holdings Corporation           $0.01 par
600 Third Avenue               value
New York, New York 10016

     Prior to the Effective Date, Ltd. will own 100% of the voting securities of Loral Space & Communications Holdings Corporation, which owns 100% of the voting securities of Space Systems/Loral, Inc., and thereafter all such shares of Loral Space & Communications Holdings Corporation will be owned by New Loral. Upon implementation of the Plan, MHR Fund Management LLC may have the right to acquire, pursuant to the Plan, approximately 36-40% of the Common Stock of New Loral. Other than as set forth herein, the Company does not expect that, upon implementation of the Plan, any other person or entity will own 10% or more of the Common Stock of the Company.

                                  UNDERWRITERS

6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

     (a) No person has acted as underwriter for the Company's securities in the last three years.

     (b)  No person is acting as principal underwriter of the Notes.

                               CAPITAL SECURITIES

7.   CAPITALIZATION.

     (a) Furnish the following information as to each authorized class of securities of the applicant.

                           PRIOR TO THE EFFECTIVE DATE

       TITLE OF CLASS           AUTHORIZED     OUTSTANDING
       --------------           ----------     -----------
Common Stock                    1000 shares    100 shares
10.00% senior notes due 2006   $612,704,000   $643,509,396
11.25% senior notes due 2007   $445,000,000   $ 38,698,715

----------
(1) A minority interest of 2.3% is held indirectly through a wholly-owned subsidiary of Ltd.

       TITLE OF CLASS           AUTHORIZED    OUTSTANDING
       --------------           ----------    -----------
12.50% senior discount notes
   due 2007                    $484,000,000   $52,154,976

                             UPON THE EFFECTIVE DATE

       TITLE OF CLASS            AUTHORIZED         OUTSTANDING
       --------------            ----------         -----------
Common Stock                     1000 shares        140 shares
Preferred Stock               2,000,000 shares   1,000,000 shares
14% Senior Secured Cash/PIK     $126,000,000*      $126,000,000
Notes due 2015

*    The authorized amount is $126,000,000 plus any PIK payments.

     (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

     The current holders of Common Stock are, and the holders of Common Stock upon the Effective Date will be, entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders. Holders of Common Stock upon the Effective Date will have no preemptive, subscription or conversion rights. Holders of the Notes are not entitled to voting rights. As long as at least two-thirds of the number of shares of New Skynet Preferred Stock originally issued remain outstanding, the consent of a majority of the holders of New Skynet Preferred Stock, voting together as a single class, is required for (i) any action which would reclassify any outstanding shares into shares having preferences on parity with or senior to the New Skynet Preferred Stock, (ii) any amendment of the Company's Certificate of Incorporation that materially adversely affects the rights of the holders of the New Skynet Preferred Stock, (iii) any change to the preferences or rights of the New Skynet Preferred Stock, (iv) any merger, consolidation or sale of substantially all assets of the Company, unless certain conditions are met, and (v) the payment or declaration of a dividend or distribution on any stock junior to the New Skynet Preferred Stock, unless all dividends due on the New Skynet Preferred Stock in such year have been paid in full.

                              INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Trust Indenture Act of 1939 (the "1939 Act").

     The Notes will be issued under the Indenture to be dated as of the Effective Date and entered into by the Company, certain of the Company's subsidiaries signatory thereto as guarantors (together, the "Guarantors"), and an indenture trustee to be selected by the Company

(the "Trustee"). The Notes will have a ten-year term and will be payable in cash and/or in-kind at the rate of 14% per annum payable semi-annually in arrears, as detailed further in the Indenture. The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C(3) hereto and incorporated by reference herein. The Company has not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change prior to its execution. Capitalized terms used below but not defined have the meanings assigned to them in the Indenture.

     (a) Events of Default; Withholding of Notice.

     An "event of default" with respect to the Notes includes any of the following events:

          (i) default by the Company for 30 days in the payment of interest on the Notes;

          (ii) default by the Company in payment of the principal of the Notes, or failure to purchase any Note when required;

          (iii) failure by the Company to comply with the provisions of the Indenture relating to merger, consolidation and sale of assets;

          (iv) failure by the Company or any Guarantor that is a Significant Subsidiary to comply with any of its other agreements in the Indenture, the Notes or any Collateral Document for 30 days after notice unless the default is cured;

          (v) failure by the Company or any Significant Subsidiary to pay indebtedness exceeding $50,000,000 within any applicable grace period; or acceleration of such indebtedness because of a default;

          (vi) certain events of bankruptcy or insolvency relating to the Company or any of its Significant Subsidiaries;

          (vii) the failure by the Company or a Significant Subsidiary to pay a judgment or decree in excess of $50,000,000 within 30 consecutive days, unless stayed or otherwise discharged;

          (viii) a Guaranty ceases to be in full force and effect (other than in accordance with the terms of the Guaranty) or any Guarantor denies or disaffirms its obligations under its Guaranty, except pursuant to a merger, consolidation or dissolution permitted under the Indenture; or

          (ix) any Collateral Document ceases to be in full force and effect (other than in accordance with the terms of the Collateral Document), any obligor under any Collateral Document denies or disaffirms its obligations thereunder, or any Lien created under any Collateral Document ceases to be enforceable or ceases to have the same effect and priority, and the same continues for a period of 10 days after notice.

     If any Event of Default occurs and is continuing, the Trustee or the holders of at least 40% in principal amount of the Notes then outstanding may declare all the Notes and accrued but unpaid interest to be due and payable immediately. If the Event of Default is one that relates to certain acts of bankruptcy as described in (vi) above, then the principal and interest of the Notes is automatically due and payable without further action or notice. If the Event of Default is due to failure to pay indebtedness, the declaration of acceleration will be annulled if the failure to pay indebtedness is cured within 20 days after the declaration of acceleration with respect thereto and the Company and/or its Restricted Subsidiaries meets certain conditions. A Default under clauses (iv) or (ix) above is not an Event of Default until the Trustee or the holders of at least 33.33% in principal amount of the Notes then outstanding notify the Company of the Default and the Company does not cure such Default within the time specified after receipt of such notice.

     The Holders of a majority in principal amount of the Notes may waive an existing Default except a Default in the payment of the principal or interest on a Note, a Default arising from the failure to redeem or purchase any Note when required, or a Default in respect of a provision that cannot be amended without the consent of each Noteholder affected.

     If a Default occurs and is continuing, the Indenture provides that the Trustee will mail to each Noteholder notice of the Default within 90 days after it occurs or as soon as is practicable after it becomes known to the Trustee. Unless the Default relates to payment of principal or interest on any Note, the Trustee may withhold the notice if and so long as a committee of the Trustee's Trust Officers in good faith determines that the withholding of the notice is not opposed to the Noteholders' interests.

     (b) Authentication and Delivery of the Notes; Application of Proceeds.

     The Notes to be issued under the Indenture may from time to time be executed on behalf of the Company by its proper officers and delivered to the Trustee for authentication and delivery in accordance with the Company's order and the Indenture. Each Note shall be dated the date of its authentication, and no Note shall be valid unless authenticated by manual signature of the Trustee, and such signature shall be conclusive evidence that such Note has been duly authenticated under the Indenture.

     The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate Notes on behalf of the Trustee. Unless limited by the terms of such appointment, an authenticating agent may authenticate whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as any Registrar or Paying Agent to deal with the Company and its Affiliates.

     The proceeds of the Notes shall be used to purchase from Ltd., Space Systems/Loral, Inc., a Delaware corporation ("SS/L"), or other Ltd. direct of indirect subsidiaries (other than the Company and its subsidiaries): (i) the equity interest in XTAR, L.L.C. owned by SS/L; (ii) all licenses or rights to orbital slots; (iii) all of the Telstar 18 satellite transponders and equity (if any) that is not currently owned by the Company; (iv) the Telstar 14/Estrela do Sul-1 satellite; (v) Loral Skynet do Brasil Ltda.; (vi) all owned transponders on the Satmex 5 satellite owned by Satelites Mexicanos, S.A. de C.V. ("Satmex");
(vii) the joint venture rights and interests in Mabuhay Space Holdings Limited;
(viii) all interests in Globalstar, L.L.C.; (ix) trademark rights relating to the satellite services business; (x) all equity interests in Satmex and (xi) other assets used to operate the satellites.

     (c) Release or Substitution of Property Subject to the Lien of the Indenture.

     The Company's obligations under the Notes and the Indenture will be secured by pledges of certain of the Company's assets and certain of the assets of the Guarantors (collectively, the "Collateral"), provided that the pledge of the voting stock of a foreign subsidiary owned by the Company or the applicable Guarantor will be limited to 65% of the total combined voting stock of such subsidiary and certain other assets of the Company and the Guarantors described in the Indenture will not be pledged. The pledge of the security will be made pursuant to a Security Agreement (the "Security Agreement") and other security agreements and pledge agreements (with the Security Agreement, the "Collateral Documents") by the Company and the Guarantors in favor of the Collateral Agent.

     The Indenture provides for release of the Collateral upon payment in full of the Notes, upon compliance with conditions precedent for covenant defeasance or legal defeasance and under certain other circumstances described in the Indenture. The Company must deliver to the Collateral Agent certain certificates and opinions in connection with certain releases of the Collateral. The Indenture also provides for the disposition of certain Collateral in the ordinary course of business without any prior release or consent by the Collateral Agent.

     (d) Satisfaction and Discharge of the Indenture.

     Upon compliance with the conditions precedent set forth in Article 8 of the Indenture for legal defeasance, covenant defeasance, or satisfaction and discharge, the Company and the Guarantors shall be entitled to obtain a full release of all of the Collateral from the Liens of the Indenture and Collateral Documents. Upon delivery of an Officers' Certificate and Opinion of Counsel, as required by Article 8 of the Indenture, along with any documentation required under the Trust Indenture Act, the Trustee will take all necessary action to release and reconvey the Collateral, including the execution and delivery of releases and satisfactions wherever required.

     (e) Evidence of Compliance with Conditions and Covenants.

     The Indenture requires that the Company deliver to the Trustee and the Noteholders within 90 days after the end of each fiscal year of the Company an Officers' Certificate signed by two officers of the Company stating whether or not the signing officers know of any Defaults, and describing any such Default.

9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

     Each Subsidiary Guarantor (as defined in the Indenture) is an obligor on the Notes. The name and mailing address of each Subsidiary Guarantor is set forth on Annex III.

     CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

     (a) Pages numbered 1 to 11, consecutively (and Annex I, Annex II, Annex III and an Exhibit Index).

     (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified.

     (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee:

Exhibit
Number        Description
-------       -----------
Exhibit       Certificate of Incorporation of the Company, as amended
T3A(1)        (previously filed in Company's Amendment No. 1 dated July 14, 2005 to Form T-3 dated June 8, 2005).

Exhibit       Form of Amended and Restated Certificate of Incorporation of the
T3A(2)        Company, to be in effect on the Effective Date (previously filed in Company's Amendment No. 1 dated July 14, 2005 to Form T-3 dated
              June 8, 2005).

Exhibit       Bylaws of the Company, as amended (previously filed in Company's
T3B(1)        Amendment No. 1 dated July 14, 2005 to Form T-3 dated June 8,
              2005).

Exhibit       Form of Amended and Restated Bylaws of the Company to be in effect
T3B(2)        on the Effective Date (previously filed in Company's Amendment No.
              1 dated July 14, 2005 to Form T-3 dated June 8, 2005).

Exhibit       Draft dated June 8, 2005 of form of Indenture to be qualified
T3C(1)        (previously filed in Company's Form T-3 dated June 8, 2005).

Exhibit       Form of Indenture to be qualified (previously filed in Company's
T3C(2)        Amendment No. 1 dated July 14, 2005 to Form T-3 dated June 8,
              2005).

Exhibit       Form of Indenture to be qualified (revised).
T3C(3)

Exhibit       Plan of Reorganization of the Debtors, dated August 19, 2004
T3E(1)        (incorporated by reference to Exhibit 2.1 to Ltd.'s Current Report on Form 8-K filed dated August 19, 2004 (File No. 1-14180)).

Exhibit       First Amended Joint Plan of Reorganization of the Debtors, dated
T3E(2)        October 22, 2004 (incorporated by reference to Exhibit 2.1 to
              Ltd.'s Current Report on Form 8-K filed dated October 25, 2004
              (File No. 1-14180)).

Exhibit       Second Amended Joint Plan of Reorganization of the Debtors, dated
T3E(3)        December 5, 2004 (incorporated by reference to Exhibit 2.4.3. to
              Ltd.'s Annual Report on Form 10-K dated March 14, 2005 (File No.
              1-14180)).

Exhibit
Number        Description
-------       -----------
Exhibit       Third Amended Joint Plan of Reorganization of the Debtors, dated
T3E(4)        March 22, 2005 (incorporated by reference to Exhibit 2.1 to Ltd.'s
              Current Report on Form 8-K filed dated March 22, 2005 (File No.
              1-14180)).

Exhibit       Fourth Amended Joint Plan of Reorganization of the Debtors, dated
T3E(5)        June 3, 2005 (incorporated by reference to Exhibit 2.1 to Ltd.'s
              Current Report on Form 8-K filed dated June 8, 2005 (File No.
              1-14180) (the Disclosure Statement for the Fourth Amended Joint
              Plan of Reorganization of the Debtors is available at
              http://www.loral.com/investorrelations/ri.html).

Exhibit T3F   Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through
              318(a), inclusive, of the Act (previously filed in Company's Form
              T-3 dated June 8, 2005).

Exhibit       Revised Subscription Form for Rights Offering in Connection with
T3G(A-1)      the Debtors' Fourth Amended Joint Plan of Reorganization under
              Chapter 11 of the Bankruptcy Code of 10% Senior Notes due 2006
              (previously filed in Company's Amendment No. 1 dated July 14, 2005 to Form T-3 dated June 8, 2005).

Exhibit       Subscription Form for Rights Offering in Connection with the
T3G(A-2)      Debtors' Fourth Amended Joint Plan of Reorganization under Chapter
              11 of the Bankruptcy Code of 10% Senior Notes due 2006 (previously filed in Company's Amendment No. 1 dated July 14, 2005 to Form T-3 dated June 8, 2005).

Exhibit       Revised Subscription Form for Rights Offering in Connection with
T3G(B-1)      the Debtors' Fourth Amended Joint Plan of Reorganization under
              Chapter 11 of the Bankruptcy Code of 11 1/4% Senior Notes due 2006
              (previously filed in Company's Amendment No. 1 dated July 14, 2005 to Form T-3 dated June 8, 2005).

Exhibit       Subscription Form for Rights Offering in Connection with the
T3G(B-2)      Debtors' Fourth Amended Joint Plan of Reorganization under Chapter
              11 of the Bankruptcy Code of 11 1/4% Senior Notes due 2006
              (previously filed in Company's Amendment No. 1 dated July 14, 2005 to Form T-3 dated June 8, 2005).

Exhibit
Number        Description
-------       -----------
Exhibit       Revised Subscription Form for Rights Offering in Connection with
T3G(C-1)      the Debtors' Fourth Amended Joint Plan of Reorganization under
              Chapter 11 of the Bankruptcy Code of 12 1/2% Senior Discount Notes
              due 2006 (previously filed in Company's Amendment No. 1 dated July
              14, 2005 to Form T-3 dated June 8, 2005).

Exhibit       Subscription Form for Rights Offering in Connection with the
T3G(C-2)      Debtors' Fourth Amended Joint Plan of Reorganization under Chapter
              11 of the Bankruptcy Code of 12 1/2% Senior Discount Notes due
              2006 (previously filed in Company's Amendment No. 1 dated July 14,
              2005 to Form T-3 dated June 8, 2005).

Exhibit       Revised Subscription Form for Rights Offering in Connection with
T3G(D-1)      the Debtors' Fourth Amended Joint Plan of Reorganization under
              Chapter 11 of the Bankruptcy Code of Non-Noteholders (previously filed in Company's Amendment No. 1 dated July 14, 2005 to Form T-3 dated June 8, 2005).

Exhibit       Subscription Form for Rights Offering in Connection with the
T3G(D-2)      Debtors' Fourth Amended Joint Plan of Reorganization under Chapter
              11 of the Bankruptcy Code of Non-Noteholders (previously filed in
              Company's Amendment No. 1 dated July 14, 2005 to Form T-3 dated
              June 8, 2005).

Exhibit T3H   New Senior Secured Cash/PIK Notes Term Sheet (previously filed in
              Company's Amendment No. 1 dated July 14, 2005 to Form T-3 dated
              June 8, 2005).

                                    SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Loral Orion, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New York, and State of New York, on the 30th day of September, 2005.

                                        LORAL ORION, INC.


                                        By: /s/ Avi Katz
                                            ------------------------------------
                                            Avi Katz,
                                            Vice President and Secretary


Attest: September 30th, 2005           By:  /s/ Janet T. Yeung
                                            ------------------------------------
                                            Janet T. Yeung,
                                            Vice President and Assistant
                                            Secretary

                                     ANNEX I
                               CURRENT AFFILIATES

     The following table sets forth all subsidiaries (direct and indirect) of the Company as of the date of this Application (except where a subsidiary is not material to the business of the Company), all of which are wholly-owned by the Company unless otherwise indicated. The names of indirectly owned subsidiaries are listed as owned by their direct-parent entity as set forth in the "Direct Owner" column. All percentages listed refer to the voting securities of the respective entity unless otherwise indicated. The jurisdiction of organization for each individual entity appears in the column entitled "Jurisdiction" as set forth below.

SUBSIDIARIES OF LORAL   JURISDICTION OF
     ORION, INC.          ORGANIZATION                 DIRECT OWNER
---------------------   ---------------                ------------
Loral CyberStar             Delaware      Loral Orion, Inc.
Global Services, Inc.

Loral CyberStar             Delaware      Loral CyberStar Global Services, Inc.
International, Inc.

Loral Cyberstar GmbH        Germany       99.5% by Loral Orion, Inc.

Loral CyberStar             Delaware      Loral Orion, Inc.
Japan, Inc.

Loral CyberStar             Delaware      Loral Orion, Inc.
Services, Inc.

ONS - Mauritius            Mauritius      Loral Orion, Inc.

Loral CyberStar             Delaware      Loral Orion, Inc.
Holdings, L.L.C.

Tel-Link                     India        100%: 99.9% by Loral CyberStar
Communications                            International Inc.; 0.1% by Loral
Private Limited                           CyberStar Holdings, L.L.C.

Loral CyberStar              Brazil       100%: 99.998% by Loral Orion, Inc.;
Americas do Brasil                        0.002% by Loral CyberStar Holdings,
Ltda.                                     L.L.C.

Loral CyberStar de         Argentina      100%: 99.95% by Loral Orion, Inc.;
Argentina SRL                             0.05% by Loral CyberStar Holdings,
                                          L.L.C.

Loral Asia Pacific         Hong Kong      100%: 99% by Loral Orion, Inc.; 1% by
Satellite (HK)                            Loral CyberStar Holdings, L.L.C.
Limited

Loral CyberStar do           Brazil       100%: 99.998% by Loral CyberStar
Brasil Ltda.                              Americas do Brasil Ltda.; 0.002% by
                                          Loral CyberStar Holdings, L.L.C.

                                    ANNEX II
                          AFFILIATES UPON CONSUMMATION
                        OF THE RESTRUCTURING TRANSACTIONS

     Listed below are the entities that are presently expected to be material subsidiaries of the Company following consummation of the Restructuring Transactions. Each entity listed below will be a wholly owned material subsidiary of the Company unless otherwise indicated. The names of indirectly owned subsidiaries are listed as owned by their direct-parent entity as set forth in the "Direct Owner" column. All percentages listed refer to the voting securities of the respective entity unless otherwise indicated. The jurisdiction of organization for each individual entity appears in the column entitled "Jurisdiction" as set forth below.

                                           JURISDICTION OF
SUBSIDIARIES OF LORAL SKYNET CORPORATION     ORGANIZATION                      DIRECT OWNER
----------------------------------------   ---------------   ------------------------------------------------
Loral SatMex Ltd.                          Bermuda           Loral Skynet Corporation

Firmamento Mexicano, S. de R.L. de C.V.    Mexico            49% by Loral SatMex Ltd.

SatMex Servicios Tecnicos, S. de R.L. de   Mexico            99.8%: 99.6% by Firmamento Mexicano, S. de R.L.
C.V.                                                         de C.V.; 0.2% by Loral SatMex Ltd.

Servicios Corporativos Satelitales, S.A.   Mexico            100%: 100% by Firmamento Mexicano, S. de R.L. de
de C.V.                                                      C.V.; de minimis amount by Loral SatMex Ltd.

SatMex Corporativo S. de R.L. de C.V.      Mexico            99.8%: 99.6% by Firmamento Mexicano, S. de R.L.
                                                             de C.V.; 0.2% by Loral SatMex Ltd.

SatMex Administracion S. de R.L. de C.V.   Mexico            99.8%: 99.6% by Firmamento Mexicano, S. de R.L.
                                                             de C.V.; 0.2% by Loral SatMex Ltd.

Enlaces Integra, S. de R.L. de C.V.        Mexico            49% by Loral SatMex Ltd.

Satelites Mexicanos S.A. de C.V.           Mexico            Servicios Corporativos Satelitales, S.A. de C.V.

SatMex do Brasil, Ltda.                    Brazil            100%: 95% by Servicios Corporativos Satelitales,
                                                             S.A. de C.V.; 5% by Satelites Mexicanos
                                                             S.A. de C.V.

Loral Skynet (IOM) Limited                 Isle of Man       Loral Holdings Ltd.

Loral Holdings Ltd.                        Bermuda           Loral Satellite, Inc.

Loral Space do Brasil Ltda.                Brazil            100%: 99.99997% by Loral Holdings Ltd.; 0.00003%
                                                             by Loral Skynet International, L.L.C.

Loral Skynet do Brasil Ltda.               Brazil            100%: 99.99997% by Loral Space do Brasil Ltda.;
                                                             0.00003% by Loral Skynet International, L.L.C.

Globalstar, L.L.C.                         Delaware          2.7% by Loral Skynet Corporation

XTAR, LLC                                  Delaware          56% by Loral Skynet International, L.L.C.

XTAR Services, L.L.C.                      Delaware          XTAR, LLC

Loral SpaceCom Corporation                 Delaware          Loral Satellite, Inc.

Loral Communications Services, Inc.        Delaware          Loral SpaceCom Corporation

Loral Ground Services, L.L.C.              Delaware          Loral SpaceCom Corporation

Mabuhay Space Holdings Limited             Bermuda           35% by Loral Skynet International, L.L.C.

Loral Skynet International, L.L.C.         Delaware          Loral Skynet Corporation

Earth Station Ecuador CIA Ltda.            Ecuador           Loral Ground Services, L.L.C.

Loralsat CIA Ltda.                         Ecuador           95% by Loral Ground Services, L.L.C.

Loral Asia Pacific Satellite (HK)          Hong Kong         100%: 99% by Loral Skynet Corporation.; 1% by
Limited                                                      Loral Skynet International, L.L.C.

Loral Skynet Network Services, Inc.        Delaware          Loral SpaceCom Corporation

Loral CyberStar International, Inc.        Delaware          Loral Skynet Network Services, Inc.

Loral Cyberstar GmbH                       Germany           99.5% by Loral Skynet Network Services, Inc.

Loral CyberStar Services, Inc.             Delaware          Loral Skynet Network Services, Inc.

ONS - Mauritius                            Mauritius         Loral Skynet Network Services, Inc.

Loral CyberStar Holdings, L.L.C.           Delaware          Loral Skynet Network Services, Inc.

Tel-Link Communications Private Limited    India             100%: 99.9% by Loral CyberStar International
                                                             Inc.; 0.1% by Loral CyberStar Holdings, L.L.C.

Loral CyberStar Americas do Brasil Ltda.   Brazil            100%: 99.998% by Loral Skynet Corporation *
                                                             (f/k/a Loral Orion, Inc.).; 0.002% by Loral
                                                             CyberStar Holdings, L.L.C.

Loral CyberStar de Argentina SRL           Argentina         100%: 99.95% by Loral Skynet Network Services,
                                                             Inc.; 0.05% by Loral CyberStar Holdings, L.L.C.

Loral CyberStar do Brasil Ltda.            Brazil            100%: 99.998% by Loral CyberStar Americas do
                                                             Brasil Ltda.; 0.002% by Loral CyberStar
                                                             Holdings, L.L.C.

Ariel Way, Inc.                            Delaware          0.9% by Loral Skynet Network Services, Inc.

Loral Skynet Network Services (Europe)     United Kingdom    Loral Skynet Network Services, Inc.
Ltd.

Loral Cyberstar Data Services GmbH         Germany           Loral Skynet Network Services, Inc.

Loral Skynet Network Services Holdings     Delaware          Loral Skynet Network Services, Inc.
L.L.C.

Loral Cyberstar Data Americas do Brasil    Brazil            100%: 99.998% by Loral Skynet Network Services,
Ltda.                                                        Inc.; 0.002% by Loral Skynet Network Services
                                                             Holdings L.L.C.

Loral Cyberstar Data do Brasil Ltda.       Brazil            100%: 99.998% by Loral Cyberstar Data Americas
                                                             do Brasil Ltda.; 0.002% by Loral Skynet Network
                                                             Services, Inc.

Global Access Telecommunications           South Africa      25% by Loral Cyberstar L.L.C.
Services South Africa Holdings (Pty)
Limited

Global Access Telecommunications           South Africa      60% by Global Access Telecommunications Services
Services                                                     South

(Pty) Limited                                                Africa Holdings (Pty) Limited

CyberStar, L.L.C.                          Delaware          Loral Cyberstar L.L.C.

Government Services, L.L.C.                Delaware          75% by Globalstar, L.L.C.; 25% by Loral General
                                                             Partner, Inc.

                                    ANNEX III
                              SUBSIDIARY GUARANTORS

     Listed below are the names of the Guarantors of the Company that are presently expected to be obligors on the Notes. The Guarantors will become subsidiaries of the Company at or prior to the Effective Date, if they are not such already. The mailing address for each Guarantor is: c/o Loral SpaceCom Corporation, 600 Third Avenue, New York, NY 10016.

Loral Communications Services, Inc.
Loral Ground Services, L.L.C.
Loral Skynet International, L.L.C.
Loral Asia Pacific Satellite (HK) Limited
Loral Skynet Network Services, Inc.
Loral CyberStar International, Inc.
Loral CyberStar Services, Inc.
Loral CyberStar Holdings, L.L.C.
Loral Skynet Network Services Holdings L.L.C.
CyberStar, L.L.C.
Loral SpaceCom Corporation
Loral Cyberstar L.L.C.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM T-1

                    STATEMENT OF ELIGIBILITY UNDER THE TRUST
                     INDENTURE ACT OF 1939 OF A CORPORATION
                          DESIGNATED TO ACT AS TRUSTEE

             CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A
                     TRUSTEE PURSUANT TO SECTION 305(b)(2)

                                -----------------

                              THE BANK OF NEW YORK
               (Exact name of trustee as specified in its charter)

                New York                                 13-5160382
     (Jurisdiction of incorporation                  (I.R.S. Employer
      if not a U.S. national bank)                  Identification No.)

            One Wall Street
           New York, New York                              10286
(Address of principal executive offices)                (Zip code)

                                -----------------

                                LORAL ORION, INC.
              (Exact name of obligor as specified in its charter)

               Delaware                                   52-1564318
      (State or other jurisdiction                    (I.R.S. Employer
   of incorporation or organization)                 Identification No.)

           600 Third Avenue
           New York New York                                10016
(Address of principal executive offices)                 (Zip code)

                                -----------------

                   14% SENIOR SECURED CASH/PIK NOTES DUE 2015
                       (Title of the indenture securities)

ITEM 1. GENERAL INFORMATION.

            Furnish the following information as to the Trustee:

      (a) Name and address of each examining or supervising authority to which it is subject.

Superintendent of Banks of the
   State of New York
Federal Reserve Bank of New York
Federal Deposit Insurance Corporation
New York Clearing House Association

2 Rector Street, New York, N.Y. 10006
   and Albany, N.Y. 12203
33 Liberty Plaza, New York, N.Y. 10045
550 17th Street, N.W., Washington, D.C. 20429
New York, N.Y. 10005

      (b)   Whether it is authorized to exercise corporate trust powers.

            Yes.

ITEM 2. AFFILIATIONS WITH OBLIGOR.

            If the obligor is an affiliate of the trustee, describe each such affiliation.

            None.

ITEM 16. LIST OF EXHIBITS.

            Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the "Act") and 17 C.F.R. 229.10(d).

            1. - A copy of the Organization Certificate of The Bank of New York (formerly Irving Trust Company) as now in effect, which contains the authority to commence business and a grant of powers to exercise corporate trust powers. (Exhibit 1 to Amendment No. 1 to Form T-1 filed with Registration Statement No. 33-6215, Exhibits 1a and 1b to Form T-1 filed with Registration Statement No. 33-21672 and Exhibit 1 to Form T-1 filed with Registration Statement No. 33-29637.)

            4. - A copy of the existing By-laws of the Trustee. (Exhibit 4 to Form T-1 filed as Exhibit 25(a) to Registration Statement No. 333-102200.)

            6. - The consent of the Trustee required by Section 321(b) of the Act. (Exhibit 6 to Form T-1 filed with Registration Statement No. 33-44051.)

            7. - A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

                                   SIGNATURE

            Pursuant to the requirements of the Act, the Trustee, The Bank of New York, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on the 30th day of September, 2005.



                                           THE BANK OF NEW YORK

                                           By: /s/ Jeremy F. Finkelstein
                                               .........................
                                               Jeremy F. Finkelstein
                                               Assistant Vice President

                                                                       EXHIBIT 7
                                                                     Page 1 of 3


                       Consolidated Report of Condition of
                              THE BANK OF NEW YORK
                    of One Wall Street, New York, N.Y. 10286
                     And Foreign and Domestic Subsidiaries,

a member of the Federal Reserve System, at the close of business June 30, 2005, published in accordance with a call made by the Federal Reserve Bank of this District pursuant to the provisions of the Federal Reserve Act.

                                                                           Dollar Amounts
ASSETS                                                                      In Thousands
Cash and balances due from depository institutions:
   Noninterest-bearing balances and currency and coin                       $ 2,753,000
   Interest-bearing balances                                                  6,045,000
Securities:
   Held-to-maturity securities                                                2,183,000
   Available-for-sale securities                                             21,741,000
Federal funds sold and securities purchased under agreements to resell
   Federal funds sold in domestic offices                                     5,486,000
   Securities purchased under agreements to resell                              192,000
Loans and lease financing receivables:
   Loans and leases held for sale                                                     0
   Loans and leases, net of unearned income                                  32,953,000
   LESS: Allowance for loan and lease losses                                    558,000
   Loans and leases, net of unearned income and allowance                    32,395,000
Trading Assets                                                                6,114,000
Premises and fixed assets (including capitalized leases)                        812,000
Other real estate owned                                                               0
Investments in unconsolidated subsidiaries and associated companies             278,000
Customers' liability to this bank on acceptances outstanding                     68,000
Intangible assets:
   Goodwill                                                                   2,039,000
   Other intangible assets                                                      736,000
Other assets                                                                  5,237,000
                                                                            -----------
Total assets                                                                $86,079,000
                                                                            ===========

                                                                       EXHIBIT 7
                                                                     Page 2 of 3

LIABILITIES
Deposits:
   In domestic offices                                                            $38,768,000
   Noninterest-bearing                                                             18,417,000
   Interest-bearing                                                                20,351,000
   In foreign offices, Edge and Agreement subsidiaries, and IBFs                   26,246,000
   Noninterest-bearing                                                                462,000
   Interest-bearing                                                                25,784,000
Federal funds purchased and securities sold under agreements to repurchase
   Federal funds purchased in domestic offices                                      1,224,000
   Securities sold under agreements to repurchase                                     126,000
Trading liabilities                                                                 2,927,000
Other borrowed money:
   (includes mortgage indebtedness and obligations under capitalized leases)        1,245,000
Not applicable
Bank's liability on acceptances executed and outstanding                               69,000
Subordinated notes and debentures                                                   1,440,000
Other liabilities
                                                                                    5,976,000
                                                                                  -----------
Total liabilities                                                                 $78,021,000
                                                                                  ===========
Minority interest in consolidated subsidiaries                                        139,000

EQUITY CAPITAL
Perpetual preferred stock and related surplus                                               0
Common stock                                                                        1,135,000
Surplus (exclude all surplus related to preferred stock)                            2,089,000
Retained earnings                                                                   4,716,000
Accumulated other comprehensive income                                                -21,000
Other equity capital components                                                             0
Total equity capital                                                                7,919,000
                                                                                  -----------
Total liabilities, minority interest, and equity capital                          $86,079,000
                                                                                  ===========

                                                                       EXHIBIT 7
                                                                     Page 3 of 3

I, Thomas J. Mastro, Senior Vice President and Comptroller of the above-named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.

                                         Thomas J. Mastro,
                                         Senior Vice President and Comptroller

We, the undersigned directors, attest to the correctness of this statement of resources and liabilities. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.

Thomas A. Renyi
Gerald L. Hassell            Directors
Alan R. Griffith